SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549

                          SCHEDULE 13D

           UNDER THE SECURITIES EXCHANGE ACT OF 1934


                    MOBINETIX SYSTEMS, INC.
                        (Name of Issuer)


            COMMON STOCK, PAR VALUE $.001 PER SHARE
                 (Title of Class of Securities)

                             709751
                         (CUSIP Number)

                   DENNIS J. BRODERICK, ESQ.
      SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
               FEDERATED DEPARTMENT STORES, INC.
                     7 WEST SEVENTH STREET
                     CINCINNATI, OHIO 45202

         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                        with a copy to:

                      MARK E. BETZEN, ESQ.
                   JONES, DAY, REAVIS & POGUE
                   2300 TRAMMELL CROW CENTER
                        2001 ROSS AVENUE
                      DALLAS, TEXAS  75201
                         (214) 220-3939

                         MARCH 20, 1998
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box \_\.

                 (Continued on following pages)


CUSIP NO. 709751                        13D


1       NAME OF REPORTING PERSON
        I.R.S IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        Federated Department Stores, INc.
        13-3324058
                                                                     _
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) \_\
                                                                (b) \_\

3       SEC USE ONLY


4       SOURCE OF FUNDS*

        WC

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT  _
        TO ITEM 2(d) OR 2(e)                                              \_\

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

NUMBER OF        7         SOLE VOTING POWER
SHARES                     125,000 (See Item 5 below)
BENEFICIALLY
OWNED BY
 EACH
REPORTING
PERSON WITH

                 8         SHARED VOTING POWER

                           - 0 -

                 9         SOLE DISPOSITIVE POWER

                           125,000 (See Item 5 below)

                 10        SHARED DISPOSITIVE POWER

                           - 0 -

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        125,000 (See Item 5 below)

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                    _
        EXCLUDES CERTAIN SHARES                                         \_\

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        7.5% (See Item 5 below)

14      TYPE OF REPORTING PERSON*

        CO


                *SEE INSTRUCTIONS BEFORE FILLING OUT!



ITEM 1. SECURITY AND ISSUER.

     The securities to which this statement relates are shares of Common Stock, par value $.001 per share ("Common Stock"), of MobiNetix Systems, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 500 Oakmead Parkway, Sunnyvale, California 94086.

ITEM 2. IDENTITY AND BACKGROUND.

     This statement is filed by Federated Department Stores, Inc., a Delaware corporation ("Federated"). Federated's principal business is the operation of full-line department stores. Federated's principal executive offices are located at 151 West 34th Street, New York, New York 10001 and 7 West Seventh Street, Cincinnati, Ohio 45202.

     Schedule I hereto, which is incorporated herein by this reference, sets forth the name, the business address, the present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted), and the citizenship of the directors and executive officers of Federated.

     Neither Federated nor, to its knowledge, any of the persons identified in Schedule I hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On March 16, 1998, Federated, through its wholly owned subsidiary Federated Systems Group, Inc. ("FSG"), entered into a Systems Acquisition Agreement (the "Acquisition Agreement") with the Company, providing for the acquisition by FSG from the Company of certain electronic signature capture products. Under the terms of the Acquisition Agreement, FSG was to pay the purchase price for such products following the delivery thereof to FSG. On March 20, 1998, Federated caused FSG to enter into an amendment to the Acquisition Agreement (the "Amendment"), pursuant to which FSG agreed to pay to the Company $5,000,160 as an advance payment of a portion of the total purchase price payable for the products to be delivered by the Company to FSG pursuant to the Acquisition Agreement. FSG had previously included the total purchase price for such products in its capital expenditure budget to be paid from its general corporate funds. As an inducement to Federated's willingness to cause FSG to enter into the Amendment, the Company agreed to issue to Federated a Common Stock Purchase Warrant, dated as of March 20, 1998 (the "Warrant").

     Pursuant to the Warrant, Federated has the right to purchase from the Company, from time to time, in whole or in part, 125,000 shares of Common Stock at an exercise price of $3.75 per share. The exercise price and the number and kind of securities purchasable upon exercise of the Warrant are subject to adjustment as specified therein. It is presently contemplated that Federated would use its working capital to fund the purchase price payable in connection with any purchase of shares of Common Stock upon exercise of the Warrant.

     The foregoing response to this Item 3 is qualified in its entirety by reference to the Warrant, the full text of which is filed as Exhibit 1 hereto and incorporated herein by this reference.

ITEM 4. PURPOSE OF TRANSACTION.

     The responses to Items 3, 5, and 6 are incorporated herein by this reference.

     Federated's principal purpose for obtaining the Warrant was to take advantage of what it perceived as an opportunity to enable itself to acquire an equity interest in the Company at an attractive price.

     Federated may acquire shares of Common Stock (upon exercise of the Warrant or otherwise), dispose of shares of Common Stock owned by it (including without limitation shares purchase upon exercise of the Warrant), or take such other actions with respect to the Company or any of its securities, as Federated, in its discretion, determines to be desirable or appropriate, at any time and in any manner permitted by law. In this regard, as of the date of this statement, the Company and Federated are engaged in discussions regarding the possibility of a direct investment in the Company by Federated. The Company and Federated have not entered into definitive documentation with respect to any such investment and, accordingly, no assurance can be given as to whether such an investment will be made by Federated or, if such an investment is made, as to the terms or timing thereof.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     The responses to Items 3, 4, and 6 are incorporated herein by this reference.

     By reason of the Warrant, Federated may be deemed to be the beneficial owner of 125,000 shares of Common Stock, or 7.5% of the total number of shares of Common Stock outstanding or deemed outstanding pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended. If Federated were to exercise the Warrant to purchase shares of Common Stock, Federated would have the sole power to vote and dispose of all shares so purchased.

     Except  as  disclosed in this statement,  neither  Federated
nor,  to  its  knowledge,  any  of  the  persons  identified   on
Schedule I hereto have effected transactions in shares of  Common
Stock during the preceding 60 days.

ITEM 6. CONTRACTS,  ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO SECURITIES OF THE ISSUER.

     The responses to Items 3, 4, and 5 are incorporated herein by this reference.

     The  Warrant  provides that Federated  will  have  so-called
"piggyback" registration rights with respect to any shares of Common Stock purchased by Federated upon exercise of the Warrant.

     The foregoing response to this Item 6 is qualified in its entirety by reference to the Warrant, the full text of which is filed as Exhibit 1 hereto and incorporated herein by this reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1 --    Common  Stock Purchase Warrant, dated  March
                     20, 1998, issued by the Company in favor of Federated


                           SIGNATURES

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:      March 30, 1998           FEDERATED DEPARTMENT  STORES, INC.



                                      By: /s/ Karen M. Hoguet
                                        Karen M. Hoguet
                                        Senior Vice President


                                                       SCHEDULE I

                  INFORMATION WITH RESPECT TO
         DIRECTORS AND EXECUTIVE OFFICERS OF FEDERATED

     Except for Mr. Ronald W. Tysoe, who is a Canadian citizen, each of the individuals listed below is a United States citizen. The business address of each such individual is 7 West Seventh Street, Cincinnati, Ohio 45202. The address of the corporation or organization (if other than Federated), if any, in which the principal occupation or employment of each such individual is conducted is set forth opposite such individual's name below.


    NAME             TITLE              PRESENT PRINCIPAL OCCUPATION
                                        OR EMPLOYMENT


James M.        Chairman of the         Chairman of the Board and
Zimmerman       Board, Chief            Chief Executive Officer of
                Executive               Federated
                Officer, and
                Director

Terry J.        President, Chief        President and Chief
Lundgren        Merchandising           Merchandising Officer of
                Officer, and            Federated
                Director

Ronald W.       Vice Chairman of        Vice Chairman of the Board
Tysoe           the Board and           of Federated
                Director

Thomas G.       Executive Vice          Executive Vice President -
Cody            President - Legal       Legal and Human Resources of
                and Homan               Federated
                Resources

Dennis J.       Senior Vice             Senior Vice President,
Broderick       President,              General Counsel and
                General Counsel,        Secretary of Federated
                and Secretary

Karen Hoguet    Senior Vice             Senior Vice President, Chief
                President, Chief        Financial Officer, and
                Financial               Treasurer of Federated
                Officer, and
                Treasurer

Joel A.         Vice President          Vice President and
Belsky          and Controller          Controller of Federated

Meyer           Director                Dean of the Columbia
Feldberg                                Business School at Columbia
                                        University

                                        Columbia Business School at
                                        Columbia University
                                        101 Uris Hall
                                        116th and Broadway
                                        New York, New York  10027

Earl G.         Director                President and Chief
Graves, Jr.                             Executive Officer of Earl G.
                                        Graves, Ltd.

                                        Earl G. Graves, Ltd.
                                        130 5th Avenue
                                        New York, NY  10011

George V.       Director                Chairman and Chief Executive
Grune                                   Officer of The Reader's
                                        Digest Association, Inc.

                                        The Reader's Digest
                                        Association, Inc.
                                        Reader's Digest Road
                                        Pleasantville, NY  10570

Karl M. von     Director                Vice Chairman and Chief
der Heyden                              Financial Officer of
                                        PepsiCo, Inc.

                                        PepsiCo, Inc.
                                        700 Anderson Hill Road
                                        Purchase, NY  10577

Sara Levinson   Director                President of NFL Properties, Inc.

                                        NFL Properties, Inc.
                                        280 Park Avenue #12W
                                        New York, New York 10017-1216

Joseph          Director                Chairman and Chief Executive
Neubauer                                Officer of The ARAMARK
                                        Corporation

                                        The ARAMARK Corporation
                                        1101 Market Street
                                        Philadelphia, PA  19107

Joseph A.       Director                Chairman and Chief Executive
Pichler                                 Officer of The Kroger Co.

                                        The Kroger Co.
                                        1014 Vine Street
                                        Cincinnati, Ohio 45202-1141


Craig E.        Director                Chairman and Chief Executive
Weatherup                               Officer of Pepsi-Cola Company

                                        Pepsi-Cola Company
                                        1 Pepsi Way
                                        Somers, New York 10589-2212

Marna C.        Director                Chief Operating Officer of
Whittington                             Morgan Stanley Asset Management

                                        Morgan Stanley Asset
                                        Management
                                        1221 Avenue of the Americas
                                        New York, New York 10020-1001


                         EXHIBIT INDEX



     Exhibit No.                          Description

            1 Common Stock Purchase Warrant, dated March 20, 1998, issued by the Company in favor of Federated




                                                        EXHIBIT 1

                  COMMON STOCK PURCHASE WARRANT

THIS WARRANT HAS BEEN, AND THE SHARES OF COMMON STOCK WHICH MAY BE PURCHASED PURSUANT TO THE EXERCISE OF THIS WARRANT (THE "SHARES") WILL BE, ACQUIRED SOLELY FOR INVESTMENT AND NOT WITH A VIEW TO, OR FOR RESALE IN CONNECTION WITH, ANY DISTRIBUTION THEREOF. NEITHER THIS WARRANT NOR THE SHARES (TOGETHER, THE "SECURITIES") HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF SUCH REGISTRATION OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY AND ITS COUNSEL THAT SUCH DISPOSITION IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF THE ACT AND OF ANY APPLICABLE STATE SECURITIES LAWS.

No. W-


                     MOBINETIX SYSTEMS, INC.

        WARRANT TO PURCHASE 125,000 SHARES OF COMMON STOCK



     THIS CERTIFIES THAT, for value received, Federated Systems Group (the "Holder") is entitled to subscribe for and purchase from MobiNetix Systems, Inc., a Delaware corporation (the "Company"), 125,000 shares (as adjusted pursuant to Section 3 hereof) of the fully paid and nonassessable Common Stock (the "Shares"), of the Company at the price per share as determined in accordance with Section 1(b) below (the "Exercise Price") (and as adjusted pursuant to Section 3 hereof), subject to the provisions and upon the terms and conditions hereinafter set forth. This Warrant has been executed and delivered by the Company as an inducement to Holder's willingness to cause its subsidiary, Federated Systems Group, Inc., to agree to enter into the Amendment to Systems Acquisition Agreement, dated even date herewith, between the Company and Holder.

     This Warrant is subject to the following terms and conditions:

     1.     Method of Exercise; Payment.

          (a) Cash Exercise. The purchase rights represented by this Warrant may be exercised by the Holder, in whole or in part, from time to time by the surrender of this Warrant (with the notice of exercise form (the "Notice of Exercise") attached hereto as Exhibit A duly executed) at the principal office of the Company, and by the payment to the Company of an amount equal to the Exercise Price multiplied by the number of the Shares being purchased, which amount may be paid, at the election of the Holder, by wire transfer or certified check payable to the order of the Company. The person or persons in whose name(s) any certificate(s) representing Shares shall be issuable upon exercise of this Warrant shall be deemed to have become the holder(s) of record of, and shall be treated for all purposes as the record holder(s) of, the Shares represented thereby (and such Shares shall be deemed to have been issued) immediately prior to the close of business on the date or dates upon which this Warrant is exercised.

          (b)    Initial Exercise Price.  The initial Exercise
Price shall be $3.75.

          (c) Stock Certificates. In the event of any exercise of the rights represented by this Warrant, certificates for the shares of Common Stock so purchased shall be delivered to the Holder within a reasonable time and, unless this Warrant has been fully exercised or has expired, a new Warrant representing the shares with respect to which this Warrant shall not have been exercised shall also be issued to the Holder within such time.

     2. Stock Fully Paid; Reservation of Shares. All of the Shares issuable upon the exercise of the rights represented by this Warrant will, upon issuance and receipt of the Exercise Price therefor, be fully paid and nonassessable, and free from all preemptive rights, rights of first refusal or first offer, taxes, liens and charges with respect to the issuance thereof. During the period within which the rights represented by this Warrant may be exercised, the Company shall at all times have authorized and reserved for issuance sufficient shares of its Common Stock to provide for the exercise of the rights represented by this Warrant.

     3. Mechanical Adjustments. The Exercise Price and the number and kind of Shares purchasable upon exercise of this Warrant will be subject to adjustment as follows:

            (a) Subject to Section 3(f), if the Company (i) pays a dividend or otherwise distributes to all of its holders of its Common Stock, as such, shares of its capital stock (whether Common Stock or capital stock of any other class), (ii) subdivides its outstanding shares of Common Stock into a greater number of shares of Common Stock,
       (iii) combines its outstanding shares of Common Stock into a smaller number of shares of Common Stock, or (iv) issues any shares of its capital stock in a reclassification of its outstanding shares of Common Stock (including any such reclassification in connection with a consolidation, merger or other business combination transaction in which the Company is the continuing or surviving corporation), then the number and kind of Shares purchasable upon exercise of this Warrant immediately prior thereto will be adjusted so that the Holder will be entitled to receive (A) in the case of a dividend or distribution, the sum of (1) the number of Shares that, if such Warrant had been exercised immediately prior to such adjustment, the Holder would have received upon such exercise and (2) the number and kind of additional shares of capital stock that the Holder would have been entitled to receive as a result of such dividend or distribution by virtue of its ownership of such Shares, (B) in the case of a subdivision or combination, the number of Shares that, if such Warrant had been exercised immediately prior to such adjustment, the Holder would have received upon such exercise, adjusted to give effect to such subdivision or combination as if such Shares had been subject thereto, or (C) in the case of an issuance in a reclassification, the sum of (1) the number of Shares that, if this Warrant had been exercised immediately prior to such adjustment, the Holder would have received upon such exercise and retained after giving effect to such reclassification as if such Shares had been subject thereto and (2) the number and kind of additional shares of capital stock that the Holder would have been entitled to receive as a result of such reclassification as if such Shares had been subject thereto. An adjustment made pursuant to this paragraph (a) will become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution in the case of a dividend or distribution and will become effective immediately after the effective date of such subdivision, combination or reclassification in the case of a subdivision, combination or reclassification.

            (b) Subject to Section 3(f), if the Company distributes to all of its holders of its Common Stock, as such, (i) evidences of indebtedness or assets (excluding regular cash dividends or cash distributions payable out of consolidated retained earnings) of the Company or any corporation or other legal entity a majority of the voting equity securities or equity interests of which are owned, directly or indirectly, by the Company (a "Subsidiary"), (ii) shares of capital stock of any Subsidiary, (iii) securities convertible into or exchangeable for capital stock of the Company (including Common Stock or capital stock of any other class) or any Subsidiary, or (iv) any rights, options or warrants to purchase any of the foregoing (excluding those described in Section 3(c)), then, the number of Shares thereafter purchasable upon exercise of this Warrant will be adjusted to the number that results from multiplying the number of Shares purchasable upon the exercise of this Warrant immediately prior to such adjustment by a fraction (not to be less than one), the numerator of which will be the Current Market Price per share (as defined in Section 3(e)) of Common Stock on the record date for such distribution, and the denominator of which will be such Current Market Price per share of Common Stock less the fair value (as determined in good faith by the Board of Directors of the Company, whose determination will be conclusive if based on the financial advice of a nationally recognized investment banking firm) of the portion of the evidences of indebtedness, assets, securities or rights, options or warrants so distributed on account of one share of Common Stock. Such adjustment will be made whenever any such distribution is made, and will become effective immediately after the record date for the determination of stockholders entitled to receive such distribution. Except as provided in Section 3(i), no further adjustments of the number of Shares will be made upon the actual issue of shares of Common Stock upon conversion or exchange of such securities convertible or exchangeable for shares of Common Stock or upon exercise of such rights, warrants or options for shares of Common Stock.

            (c) Subject to Section 3(f), if the Company issues rights, options or warrants to all of its holders of the outstanding shares of Common Stock, as such, entitling the holders of such rights, options or warrants (for a period expiring within 60 calendar days after the record date mentioned below) to subscribe for or purchase shares of Common Stock at a price per share that is lower on the record date mentioned below than the Current Market Price per share of Common Stock on such record date, then the number of Shares thereafter purchasable upon the exercise of this Warrant will be adjusted to the number that results from multiplying the number of Shares purchasable upon exercise of this Warrant immediately prior to such adjustment by a fraction (not to be less than one), the numerator of which will be the number of shares of Common Stock outstanding on such record date plus the number of additional shares of Common Stock offered by such rights, options or warrants for subscription or purchase and the denominator of which will be the number of shares of Common Stock outstanding on such record date plus the number of shares of Common Stock which the aggregate subscription or purchase price of the total number of shares of Common Stock so offered would purchase at the Current Market Price per share of Common Stock on such record date. Such adjustment will be made whenever such rights, options or warrants are issued, and will become effective immediately after the record date for the determination of stockholders entitled to receive such rights, options or warrants. In case such subscription or purchase price may be paid in a consideration part or all of which is in a form other than cash, the fair value of such consideration will be as determined by the Board of Directors of the Company, whose determination will be conclusive if based on the financial advice of a nationally recognized investment banking firm. Except as provided in Section 3(i), no further adjustments of the number of Shares will be made upon the actual issue of shares of Common Stock upon exercise of such rights, options or warrants.

            (d) Subject to Section 3(f), if the Company issues shares of Common Stock or securities convertible into or exchangeable for shares of Common Stock (excluding shares of Common Stock or convertible or exchangeable securities issued in any of the transactions described in paragraph
       (a), (b) or (c) of this Section 3) for a purchase price per share of such Common Stock, or for a conversion or exchange price per share of Common Stock initially deliverable upon conversion or exchange of such securities, that is less than the Series C Conversion Price (as defined in the Company's Restated Certificate of Incorporation) or, if there are no shares of Series C Preferred (as defined in the Company's Restated Certificate of Incorporation) then outstanding, the Current Market Price per share of the Common Stock, in either case, on the date the purchase, conversion or exchange price of such additional shares of Common Stock is first fixed (the "Adjustment Determination Price"), then the number of Shares thereafter purchasable upon the exercise of this Warrant will be adjusted to the number that results from multiplying the number of Shares purchasable upon exercise of this Warrant immediately prior to such adjustment by a fraction (not to be less than one), the numerator of which will be the number of shares of Common Stock outstanding on such date plus the number of additional shares of Common Stock so issued or issuable upon such conversion or exchange, and the denominator of which will be the number of shares of Common Stock outstanding on such date plus the number of shares of Common Stock which the aggregate purchase, conversion or exchange price received or receivable by the Company for such additional shares of Common Stock would purchase at the Adjustment Determination Price. Such adjustment will be made whenever such shares of Common Stock or convertible or exchangeable securities are issued, and will become effective immediately after the effective date of such event. In case such purchase, conversion or exchange price may be paid in a consideration part or all of which is in a form other than cash, the fair value of such consideration will be as determined by the Board of Directors of the Company, whose determination will be conclusive if based on the financial advice of a nationally recognized investment banking firm. Except as provided in 3(i), no further adjustment will be made upon the actual issue of shares of Common Stock upon conversion or exchange of such securities convertible into or exchangeable for shares of Common Stock.

            (e) For purposes of this Warrant, the "Current Market Price" per share of Common Stock on any date will be the average of the daily closing prices for 20 consecutive Trading Days commencing 30 Trading Days before the date of such computation. The closing price for each day (the "Closing Price") will be the last reported sales price regular way or, in case no such reported sale takes place on such day, the average of the closing bid and asked prices regular way for such day, in each case on the principal national securities exchange on which the shares of Common Stock are listed or admitted to trading or, if not so listed or admitted to trading, the average of the closing bid and asked prices of the shares of Common Stock in the over-the-counter market as reported by the National Association of Securities Dealers, Inc. Automated Quotation System or any comparable system, or if not so reported by any such organization on such day, the average of the bid and asked prices furnished by a professional market maker selected by the Board of Directors of the Company. In the absence of one or more such quotations, the Board of Directors of the Company will determine the Current Market Price in good faith on the basis of such quotations or other relevant information as it considers appropriate.

            (f) No adjustment in the number of Warrant Shares purchasable upon the exercise of this Warrant will be required unless such adjustment would require an increase or decrease in the number of Shares purchasable upon the hypothetical exercise of the Warrant of at least 1%; provided, however, that any adjustments which by reason of this paragraph (f) are not required to be made currently will be carried forward and made at the time and together with the next subsequent adjustment which, together with any adjustments so carried forward, would require an increase or decrease in the number of Shares purchasable upon the hypothetical exercise of this Warrant of 1% or more. All calculations with respect to the number of Shares will be made to the nearest one-thousandth of a share and all calculations with respect to the Exercise Price will be to the nearest whole cent. No adjustment in the number of Shares purchasable upon the exercise of a Warrant will be made under paragraph
       (b), (c) or (d) of this Section 3 if the Company issues or distributes to the Holder the shares, rights, options, warrants, convertible or exchangeable securities, evidences of indebtedness, assets or other securities referred to in the applicable paragraph that the Holder would have been entitled to receive had this Warrant been exercised prior to the happening of such event on the record date with respect thereto (provided that, in any case in which the Holder would have been so entitled to receive a fractional interest in any such securities or assets, the Company may distribute to the Holder in lieu of such fractional interest cash in an amount equal to the fair value of such fractional interest as determined in good faith by the Board of Directors of the Company). No adjustment in the number of Shares purchasable upon the exercise of this Warrant will be made on account of:
       (1) any issuance of shares of Common Stock, or of options, rights or warrants to purchase, or securities exchangeable for or convertible into, shares of Common Stock, in accordance with any plan for the benefit of the employees or directors of the Company that shall have been duly approved by the holders of Common Stock, (2) any issuance of shares of Common Stock in connection with a Company-sponsored plan for reinvestment of dividends or interest, or (3) any issuance of shares of Common Stock or securities convertible into or exchangeable for shares of Common Stock pursuant to an underwritten public offering for a price per share of Common Stock in the case of an issuance of shares of Common Stock, or for a price per share of Common Stock initially deliverable upon conversion or exchange of such securities, that is equal to or greater than 95% of the Closing Price per share of Common Stock on the date the offering, conversion, or exchange price of such additional shares of Common Stock is first fixed. No adjustment in the number of Shares will be made for a change in the par value of the shares of Common Stock.

            (g) Whenever the number of Shares purchasable upon the exercise of each Warrant is adjusted as herein provided, the Exercise Price will be adjusted by multiplying the Exercise Price in effect immediately prior to such adjustment by a fraction, the numerator of which will be the number of Shares purchasable upon the exercise of this Warrant immediately prior to such adjustment, and the denominator of which will be the number of Shares so purchasable immediately thereafter.

            (h) For the purpose of this Section 3, the term "Common Stock" means (i) the class of shares designated as the Common Stock of the Company as of the date of this Warrant, (ii) all shares of any class or classes (however designated) of the Company, now or hereafter authorized, the holders of which have the right, without limitation as to amount, either to all or to a part of the balance of current dividends and liquidating dividends after the payment of dividends and distributions on any shares entitled to preference, and the holders of which are ordinarily entitled to vote generally in the election of directors of the Company, or (iii) any other class of shares resulting from successive changes or reclassifications of such shares consisting solely of changes in par value, or from par value to no par value, or from no par value to par value. In the event that at any time, as a result of an adjustment made pursuant to
       Section 3(a), this Warrant becomes exercisable to purchase Shares other than shares of Common Stock, thereafter the number of such other shares so purchasable upon exercise of this Warrant and the Exercise Price payable in respect of such other shares upon the exercise of this Warrant will be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Shares and the Exercise Price contained in this Section 3.

            (i) Upon the expiration of any rights, options, warrants or conversion or exchange privileges, if any thereof have not been exercised, the Exercise Price and the number of Shares purchasable upon the exercise of this Warrant will, upon such expiration, be readjusted and will thereafter be such as it would have been had it been originally adjusted (or had the original adjustment not been required, as the case may be) as if (i) the only shares of Common Stock so issued were the shares of Common Stock, if any, actually issued or sold upon the exercise of such rights, options, warrants or conversion or exchange rights and (ii) such shares of Common Stock, if any, were issued or sold for the consideration actually received by the Company upon such exercise, conversion or exchange plus the aggregate consideration, if any, actually received by the Company for the issuance, sale or grant of all such rights, options, warrants or conversion or exchange rights whether or not exercised; provided, however, that no such readjustment will have the effect of increasing the Exercise Price or decreasing the number of Shares purchasable upon the exercise of this Warrant by an amount in excess of the amount of the adjustment initially made in respect of the issuance, sale or grant of such rights, options, warrants or conversion or exchange privileges.

            (j) In case of any consolidation of the Company with or merger of the Company into another corporation or in case of any sale, transfer or lease to another corporation of all or substantially all the property of the Company, the Company or such successor or purchasing corporation, as the case may be, will execute an agreement providing that the Holder will have the right thereafter, upon payment of an amount equal to the amount payable upon the exercise of this Warrant immediately prior thereto, to purchase upon exercise of this Warrant the kind and amount of securities or property that it would have owned or have been entitled to receive after giving effect to such consolidation, merger, sale, transfer or lease on account of the Shares that would have been purchasable upon the exercise of this Warrant had this Warrant been exercised immediately prior thereto (provided that, to the extent that the Holder would have been so entitled to receive cash on account of such Shares, the Holder may elect in connection with the exercise of this Warrant in accordance with Section 1 to reduce the amount of cash that it would be entitled to receive upon such exercise in exchange for a corresponding reduction in the amount payable upon such exercise). Such agreement will provide for adjustments that will be as nearly equivalent as may be practicable to the adjustments provided for in this Section 3. The provisions of this Section 3(j) will similarly apply to successive consolidations, mergers, sales, transfers or leases.

     4.     Notices.

          (a) Upon any adjustment of the Exercise Price or the kind and number of Shares purchasable upon the exercise of this Warrant in accordance with Section 3 hereof, then, and in each such case, the Company, within thirty (30) days thereafter, shall give written notice thereof to the Holder at the address of such Holder as shown on the books of the Company which notice shall state the Exercise Price as adjusted and, if applicable, the kind and number of Shares purchasable upon the exercise of this Warrant, setting forth in reasonable detail the method of calculation of each.

          (b) Any written notice by the Company required or permitted hereunder shall be given by hand delivery or first class mail, postage prepaid, addressed to the Holder at the address shown on the books of the Company for the Holder.

     5. Transfer of Warrant Except in accordance with the conditions contained in Section 6 hereof, this Warrant and all rights hereunder are not transferable. In order to effect any transfer of all or a portion of this warrant or the Shares, the transferor shall deliver a completed and duly executed Notice of Transfer (attached hereto as Exhibit B).

     6.     Condition of Exercise or Transfer of Warrant.

          (a) Unless exercised pursuant to an effective registration statement under the Act which includes the Shares so exercised, it shall be a condition to any exercise or transfer of this Warrant that the Company shall have received, at the time of such exercise or transfer, a representation in writing from the recipient or transferee in the form attached hereto as Exhibit A-1 or Exhibit B-1, respectively, that the Shares being issued upon exercise, or this Warrant (or portion hereof) transferred, as the case may be, are being acquired for investment and not with a view to any sale or distribution thereof.

          (b) It shall be a further condition to any transfer of this Warrant, or of any or all of the Shares issued upon exercise of this Warrant, other than a transfer registered under the Act, that the Holder shall have given written notice to the Company which shall describe the manner and circumstances of the proposed transfer and be accompanied by a written opinion of Holder's legal counsel or a "no-action" letter reasonably satisfactory to the Company stating that such transfer is exempt from the registration requirements of the Act and applicable state securities laws.

          (c) Each certificate evidencing the Shares issued upon exercise of this Warrant, or transfer of such shares (other than a transfer registered under the Act or any subsequent transfer of shares so registered) shall be stamped or imprinted with a legend substantially in the following form:

     THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR FOR RESALE IN CONNECTION WITH, ANY DISTRIBUTION THEREOF, AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT") OR ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF SUCH REGISTRATION OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY AND ITS COUNSEL THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE ACT.

     Subject to this Section 6, the Company may instruct its transfer agent not to register the transfer of all or a part of this Warrant, or any of the Shares, unless one of the conditions specified in the above legend is satisfied.

     7. Removal of Legend. Upon request of a holder of a certificate with the legend referred to in Section 6 hereof, the Company shall issue to such holder a new certificate therefor free of any transfer legend, if, with such request, the Company shall have received either an opinion of counsel or a "no-action" letter referred to in Section 6(b) of this Warrant to the effect that any transfer by such holder of the shares evidenced by such certificate will not violate the Act and applicable state securities laws.

      8. Fractional Shares. No fractional shares of Common Stock will be issued in connection with any exercise hereunder, but in lieu of such fractional shares the Company shall make a cash payment therefor upon the basis of the Exercise Price then in effect.

      9.    Representations and Warranties of the Company.  The
Company represents and warrants to the Holder as follows:

          (a) This Warrant has been duly authorized and executed by the Company and is a valid and binding obligation of the Company enforceable in accordance with its terms;

          (b) The Shares have been duly authorized and reserved for issuance by the Company and, when issued in accordance with the terms hereof, will be validly issued, fully paid and nonassessable;

          (c)    The rights, preferences, privileges and
restrictions granted to or imposed upon the Shares and the holders thereof are as set forth in the Company's Certificate of Incorporation, a true and complete copy of which has been delivered to the original Holder of this Warrant; and

          (d) The execution and delivery of this Warrant are not, and the issuance of the Shares upon exercise of this warrant in accordance with the terms hereof will not be, inconsistent with the Company's Certificate of Incorporation or Bylaws, as amended.

     10.    Representations and Warranties by the Holder.  The
Holder represents and warrants to the Company as follows:

          (a) This Warrant is being acquired for its own account, for investment and not with a view to, or for resale in connection with, any distribution or public offering thereof within the meaning of the Act. Upon exercise of this Warrant, the Holder shall, if so requested by the Company, confirm in writing, in a form reasonably satisfactory to the Company, that the Shares issuable upon exercise of this Warrant are being acquired for investment and not with a view toward distribution or resale.

          (b) The Holder understands that the Warrant and the Shares have not been registered under the Act by reason of their issuance in a transaction exempt from the registration and pros pectus delivery requirements of the Act pursuant to Section 4(2) thereof, and that they must be held by the Holder indefinitely, and that the Holder must therefore bear the economic risk of such investment indefinitely, unless a subsequent disposition thereof is registered under the Act or is exempted from such registration. The Holder further understands that the Shares have not been qualified under the California Securities Law of 1968 (the "California Law") by reason of their issuance in a transaction exempt from the qualification requirements of the California Law pursuant to Section 25102(f) thereof, which exemption depends upon, among other things, the bona fide nature of the Holder's investment intent expressed above.

          (c) The Holder has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the purchase of this Warrant and the Shares purchasable pursuant to the terms of this Warrant and of protecting its interests in connection therewith.

          (d) The Holder is able to bear the economic risk of the purchase of the Shares pursuant to the terms of this Warrant.

     11. Rights of Stockholders. No holder of this Warrant shall be entitled, as a Warrant holder, to vote or receive dividends or be deemed the holder of Common Stock or any other securities of the Company which may at any time be issuable on the exercise hereof for any purpose, nor shall anything contained herein be construed to confer upon the holder of this Warrant, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action (whether upon any recapitalization, issuance of stock, reclassification of stock, change of par value, consolidation, merger, conveyance, or otherwise) or to receive notice of meetings, or to receive dividends or subscription rights or otherwise until the Warrant shall have been exercised and the Shares purchasable upon the exercise hereof shall have become deliverable, as provided herein.

     12. Expiration of Warrant. This Warrant shall expire and shall no longer be exercisable as of the date of the earliest of the following to occur:

          (a)    March 20, 2003; and

          (b) the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock for the account of the Company to the public with gross proceeds to the Company (prior to underwriter commissions and offering expenses) per share of not less than $8 (the "Public Offering"), subject to equitable adjustment in the event of any dividend paid in shares of Common Stock, any subdivision or combination of the outstanding shares of Common Stock or any similar transaction.

     13.  Certain Registration Rights for Shares.

       (a) If the Company proposes to file a registration statement (other than in connection with an exchange offer, an offering made solely to employees of the Company or a registration statement on Form S-4 or S-8 or any successor form to such forms) under the Act with respect to an offering of any securities issued or to be issued by the Company (whether or not for its own account), the Company will give written notice of the proposed registration at least 20 business days prior to the filing of a registration statement under the Act with respect thereto to the Holder. The Holder will have the right to request that all or any part of its Shares, whether issued or issuable (such Shares being referred to herein as "Registrable Securities") be included in such registration by giving written notice to the Company within 10 business days after the giving of such notice by the Company. Subject to the next following sentence, the Company will include such Registrable Securities in such registration in accordance with such request and on the terms and subject to the conditions set forth herein. If the registration is an underwritten offering and the managing underwriters of such offering deliver an opinion to the Holder that the total amount of securities which the Holder, the Company and any other person or entity having rights to participate in such offering is such as to materially and adversely affect the success of such offering, then the amount of securities to be offered for the account of the Holder will be reduced (to zero, if necessary) on the same basis as any other person or entity seeking to exercise so-called "piggyback" registration rights in connection therewith or, if there are no such other persons or entities, to the maximum number of Registrable Securities, if any, as can be included therein without materially and adversely affecting the success of such offering.
       (b) Registrable Securities proposed to be registered for sale pursuant to an underwritten offering for the account of the Holder will be sold to prospective underwriters selected or approved by the Company and on the terms and subject to the conditions of one or more underwriting agreements negotiated between the Company and such underwriters. The Company may withdraw any registration statement which covers Registrable Securities (a "Registration Statement") at any time before it becomes effective, or postpone the offering of securities, without obligation or liability to the Holder. Notwithstanding anything to the contrary herein contained, Registrable Securities need not be included in any Registration Statement pursuant to
Section 13(a) if (i) registration under the Act is not required for public distribution of such Registrable Securities in the manner that the Holder seeks to distribute such Registrable Securities or (ii) such Registrable Securities may be sold pursuant to Rule 144(k) under the Securities Act.

       (c) The Holder will, if so requested by the managing underwriters in an underwritten public offering, not effect any public sale or distribution of securities of the Company of the same class as the securities to be included in such registration, including a sale pursuant to Rules 144 or 144A under the Act (except as part of such offering), during the 20 calendar day period prior to, and for a period of 180 days beginning on, the closing date of such offering. Holder further agrees to execute any agreement reflecting the foregoing as may be requested by the underwriters in connection with the Public Offering.

       (d) In connection with its obligations under
Section 13(a), the Company will as expeditiously as reasonably practicable:

            (i) before filing with the Securities and Exchange Commission (the "Commission") a Registration Statement or any amendments or supplements thereto, furnish to the Holder, if its Registrable Securities are covered by such Registration Statement (as such, the "Selling Shareholder"), copies of all such documents proposed to be filed, which documents will be subject to the reasonable review of the Holder;

            (ii)prepare and file with the Commission a Registration Statement and such amendments and supplements thereto as may be required by the Commission's rules and regulations; and comply with the provisions of the Act with respect to the disposition of all securities covered by such Registration Statement during the applicable period in accordance with the intended methods of disposition by the sellers thereof set forth in the related prospectus (the "Prospectus");

            (iii)    notify the Selling Shareholder promptly:

            (A) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose,

            (B) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, and

            (C) of the existence of any fact which results in the Registration Statement or the Prospectus containing an untrue statement of a material fact required to be stated therein or necessary to make the statements therein not misleading;

            (iv)make every reasonable effort to obtain the withdrawal of any order suspending the effectiveness of the Registration Statement at the earliest practicable time (unless such order has been issued as the result of any action, omission or status of the Selling Shareholder);

            (v) furnish to the Selling Shareholder, without charge, at least one copy of the Registration Statement and any post-effective amendment thereto;

            (vi)deliver to the Selling Shareholder, without charge, as many copies of the Prospectus (including each preliminary prospectus) and any amendment or supplement thereto as the Selling Shareholder may reasonably request; and

            (vii) cooperate with the Selling Shareholder to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold.

            (e) As a condition of the inclusion of Registrable Securities in a registration, the Company may require the Selling Shareholder to furnish to the Company such information regarding the proposed distribution of its securities as the Company may from time to time reasonably request in writing.

            (f) In connection with any Registration Statement prepared and filed under Section 13(a), the Selling Shareholder will bear all costs and expenses incurred by them directly and the underwriting discounts and commissions relating to its Registrable Securities included in the related offering. The Company will pay all other costs and expenses of registration.

            (g) The Company will indemnify and hold harmless the Selling Shareholder, its officers, directors, employees and agents and each person who controls the Selling Shareholder within the meaning of Section 15 of the Act from and against all losses, claims, damages, liabilities and expenses (including reasonable costs of investigation and legal expenses) arising out of or based upon any untrue statement or allegedly untrue statement of a material fact contained in any Registration Statement (or any prospectus or prospectus supplement relating thereto), arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages, liabilities or expenses arising out of or are based upon any such untrue statement or omission or allegation thereof based upon information furnished in writing to the Company by the Selling Shareholder or on the Selling Shareholder's behalf expressly for use therein; provided, however, that in connection with any non-underwritten offering the Company will not be liable to the Selling Shareholder to the extent that any such losses, claims, damages, liabilities or expenses arise out of or are based upon an untrue statement or alleged untrue statement or omission or alleged omission made in any preliminary prospectus if either (i)
(A) the Selling Shareholder failed to send or deliver a copy of the Prospectus with or prior to the deliver of written confirmation of the sale by the Selling Shareholder of a Registrable Security to the person asserting the claim from which such losses, claims, damages, liabilities or expenses arise and
(B) the Prospectus would have completely corrected such untrue statement or alleged untrue statement or such omission or alleged omission or (ii) such untrue statement or alleged untrue statement, omission or alleged omission is completely corrected in an amendment or supplement to the Prospectus and, having previously been furnished by or on behalf of the Company with copies of the Prospectus as so amended or supplemented, the Selling Shareholder thereafter fails to deliver such Prospectus as so amended or supplemented prior to or concurrently with the sale of a Registrable Security to the person asserting the claim from which such losses, claims, damages, liabilities or expenses arise. The Selling Shareholder will indemnify and hold harmless the Company, its directors and officer, any agent of the Company, and each person, if any, who controls the Company within the meaning of Section 15 of the Act to the same extent as the foregoing indemnity from the Company to the Selling Shareholder, but only with respect to information relating to the Selling Shareholder furnished in writing by the Selling Shareholder or on the Selling Shareholder's behalf expressly for use in any Registration Statement (or any prospectus supplement relating thereto).

       (h) If the indemnification provided for in Section 13(g) is unavailable to an indemnified party (other than by reason of exceptions provided therein) in respect of any losses, claims, damages, liabilities or expenses referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party, will contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities or expenses in such proportion as if appropriate to reflect the relative fault of the indemnified party on the one hand and of the indemnifying party on the other hand in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative fault of the Company on the one hand and of the Selling Shareholder on the other hand will be determined by reference to, among other things, whether the untrue or allegedly untrue statement of a material fact or the omission or alleged omission to state a material fact related to information supplied by the Company or by the Selling Shareholder and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and the Selling Shareholder acknowledge that it would not be just and equitable if contribution pursuant to this Section 13(h) were determined by pro rata allocation or any other method of allocation which does not take into account the equitable considerations referred to above. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) will be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

     (i) Notwithstanding anything to the contrary herein contained, if this Warrant has been exercised prior to termination of this Warrant in accordance with Section 12, the provisions of this Section 13 shall survive with respect to the Registrable Securities.

     14.    Miscellaneous.

          (a) The headings in this Warrant are for purposes of reference only, and shall not limit or otherwise affect any of the terms hereof.

          (b) The terms of this Warrant shall be binding upon and shall inure to the benefit of any successors or assigns of the Company and of the holder or holders hereof and of the Shares issued or issuable upon the exercise hereof.

          (c) This Warrant and the other documents delivered pursuant hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof.

          (d) The Company shall not, by amendment of its Certificate of Incorporation, or through any other means, directly or indirectly, avoid or seek to avoid the observance or performance of any of the terms of this Warrant and shall at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holder of this Warrant against impairment.

          (e) Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of any such loss, theft or destruction, upon delivery of an indemnity agreement reasonably satisfactory in form and amount to the Company or, in the case of any such mutilation, upon surrender and cancellation of such Warrant, the Company at its expense will execute and deliver to the holder of record, in lieu thereof, a new Warrant of like date and tenor.

          (f) This Warrant and any provision hereof may be amended, waived or terminated only by an instrument in writing signed by the Company and the Holders.

          (g) Receipt of this Warrant by the Holder hereof shall constitute acceptance of and agreement to the foregoing terms and conditions.


          [Remainder of page intentionally left blank]


     IN WITNESS WHEREOF, the Company has caused this Warrant to be signed by its duly authorized officer.

     Issued this 19th day of March, 1998.

                              MOBINETIX SYSTEMS, INC.


                                By: /s/ Nazim Karimi
                                Name:    Nazim Karimi
                                Title:   Executive Vice
President


Acknowledged and Accepted:

FEDERATED DEPARTMENT STORES, INC.


By: /s/ Karen M. Hoguet
Name:  Karen M. Hoguet
Title:    Senior Vice President,
            Chief Fiancial Officer and Treasurer
                            EXHIBIT A
                        NOTICE OF EXERCISE

TO:    MOBINETIX SYSTEMS, INC.
     500 Oakmead Parkway
     Sunnyvale, California  94086
     Attention:  President

     1.     The undersigned hereby elects to purchase
_______________ shares of Common Stock of MOBINETIX SYSTEMS, INC.
pursuant to the terms of this Warrant, and tenders herewith payment of the purchase price of such shares in full.

     2. Please issue a certificate or certificates representing said shares of Common Stock in the name of the undersigned or in such other name as is specified below:




             (Name)






           (Address)

     3. The undersigned hereby represents and warrants that the aforesaid shares of Common Stock are being acquired for the account of the undersigned for investment and not with a view to, or for resale, in connection with the distribution thereof, and that the undersigned has no present intention of distributing or reselling such shares and all representations and warranties of the undersigned set forth in Section 10 of the attached Warrant are true and correct as of the date hereof. In support thereof, the undersigned agrees to execute an Investment Representation Statement in a form substantially similar to the form attached to the Warrant as Exhibit A-1.



                                   (Signature and Date)

                                    Title:


                           EXHIBIT A-l

               INVESTMENT REPRESENTATION STATEMENT

PURCHASER   :

SELLER      :

COMPANY     :    MOBINETIX SYSTEMS, INC.

SECURITY    :    COMMON STOCK ISSUED UPON EXERCISE
                 OF THE COMMON STOCK PURCHASE WARRANT ISSUED
                 ON March ___, 1998

AMOUNT      :    _______________ SHARES

DATE        :    ___________________, ______

In connection with the purchase of the above-listed Securities, I, the Purchaser, represent to the Seller and to the Company the following:

     (a) I am aware of the Company's business affairs and financial condition, and have acquired sufficient information about the Company to reach an informed and knowledgeable decision to acquire the Securities. I am purchasing these Securities for my own account for investment purposes only and not with a view to, or for the resale in connection with, any "distribution" thereof for purposes of the Securities Act of 1933, as amended (the "Securities Act").

     (b) I understand that the Securities have not been registered under the Securities Act in reliance upon a specific exemption therefrom, which exemption depends upon, among other things, the bona fide nature of my investment intent as expressed herein. In this connection, I understand that, in the view of the Securities and Exchange Commission (the "SEC"), the statutory basis for such exemption may be unavailable if my representation was predicated solely upon a present intention to hold these Securities for the minimum capital gains period specified under tax statutes, for a deferred sale, for or until an increase or decrease in the market price of the Securities, or for a period of one year or any other fixed period in the future.

     (c) I further understand that the Securities must be held indefinitely unless subsequently registered under the Securities Act or unless an exemption from registration is otherwise avail able. Moreover, I understand that the Company is under no obligation to register the Securities. In addition, I understand that the certificate evidencing the Securities will be imprinted with a legend which prohibits the transfer of the Securities unless they are registered or such registration is not required in the opinion of counsel for the Company.

     (d) I am familiar with the provisions of Rule 144, promul gated under the Securities Act, which, in substance, permits limited public resale of "restricted securities" acquired, directly or indirectly, from the issuer thereof, in a non-public offering subject to the satisfaction of certain conditions.
     The Securities may be resold in certain limited circumstances subject to the provisions of Rule 144, which requires among other things: (1) the availability of certain public information about the Company, (2) the resale occurring not less than one year after the party has purchased, and made full payment for, within the meaning of Rule 144, the securities to be sold; and, in the case of an affiliate, or of a non-affiliate who has held the securities less than two years,
(3) the sale being made through a broker in an unsolicited "broker's transaction" or in transactions directly with a market maker (as said term is defined under the Securities Exchange Act of 1934) and the amount of securities being sold during any three month period not exceeding the specified limitations stated therein, if applicable.

     (e) I hereby accept and agree to be bound by the provisions of the Warrant as though I were a party thereto.

     (f) I further understand that in the event all of the applicable requirements of Rule 144 are not satisfied, registration under the Securities Act, compliance with Regulation A, or some other registration exemption will be required; and that, notwithstanding the fact that Rule 144 is not exclusive, the Staff of the SEC has expressed its opinion that persons proposing to sell private placement securities other than in a registered offering and otherwise than pursuant to Rule 144 will have a substantial burden of proof in establishing that an exemption from registration is available for such offers or sales, and that such persons and their respective brokers who participate in such transactions do so at their own risk.

                                             (Signature)

                                    By:

                                    Title:

                                    Date:

                            EXHIBIT B

                        NOTICE OF TRANSFER
           (To be signed only upon transfer of Warrant)


     FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto _________________________________ the right represented by the attached Warrant to purchase _______________ * shares of Common Stock of MOBINETIX SYSTEMS, INC., to which the attached warrant relates, and appoints ______________________ Attorney to transfer such right on the books of MOBINETIX SYSTEMS, INC., with full power of substitution in the premises.

     Dated:



                                    (Signature must conform in
                                   all respects to name of Holder
                                   as specified on the face of
                                   the Warrant)



                                   (Address)

Signed in the presence of:




* Insert here the number of shares without making any adjustment for additional shares of Common Stock or any other stock or other securities or property or cash which, pursuant to the adjustment provisions of the Warrant, may be deliverable upon exercise.

                           EXHIBIT B-1

               INVESTMENT REPRESENTATION STATEMENT

PURCHASER   :

TRANSFEROR  :

COMPANY     :    MOBINETIX SYSTEMS, INC.

SECURITY    :    COMMON STOCK PURCHASE WARRANT
                 ORIGINALLY ISSUED ON MARCH ___, 1998

AMOUNT      :    ________________ SHARES

DATE        :    _______________, ____


In connection with the purchase of the above-listed Securities, I, the Purchaser, represent to the Transferor and to the Company the following:

     (a) I am aware of the Company's business affairs and financial condition, and have acquired sufficient information about the Company to reach an informed and knowledgeable decision to acquire the Securities. I am purchasing these Securities for my own account for investment purposes only and not with a view to, or for the resale in connection with, any "distribution" thereof for purposes of the Securities Act of 1933, as amended (the "Securities Act").

     (b) I understand that the Securities have not been registered under the Securities Act in reliance upon a specific exemption therefrom, which exemption depends upon, among other things, the bona fide nature of my investment intent as expressed herein. In this connection, I understand that, in the view of the Securities and Exchange Commission (the "SEC"), the statutory basis for such exemption may be unavailable if my representation was predicated solely upon a present intention to hold these Securities for the minimum capital gains period specified under tax statutes, for a deferred sale, for or until an increase or decrease in the market price of the Securities, or for a period of one year or any other fixed period in the future.

     (c) I further understand that the Securities must be held indefinitely unless subsequently registered under the Securities Act or unless an exemption from registration is otherwise avail able. Moreover, I understand that the Company is under no obligation to register the Securities. In addition, I understand that the certificate evidencing the Securities will be imprinted with a legend which prohibits the transfer of the Securities unless they are registered or such registration is not required in the opinion of counsel for the Company.

     (d) I am familiar with the provisions of Rule 144, promul gated under the Securities Act, which, in substance, permits limited public resale of "restricted securities" acquired, directly or indirectly, from the issuer thereof, in a non-public offering subject to the satisfaction of certain conditions.

     The Securities may be resold in certain limited circumstances subject to the provisions of Rule 144, which requires among other things: (1) the availability of certain public information about the Company, (2) the resale occurring not less than one year after the party has purchased, and made full payment for, within the meaning of Rule 144, the securities to be sold; and, in the case of an affiliate, or of a non-affiliate who has held the securities less than two years,
(3) the sale being made through a broker in an unsolicited "broker's transaction" or in transactions directly with a market maker (as said term is defined under the Securities Exchange Act of 1934) and the amount of securities being sold during any three month period not exceeding the specified limitations stated therein, if applicable.

     (e) I hereby accept and agree to be bound by the provisions of the Warrant as though I were a party thereto.

     (f) I further understand that in the event all of the applicable requirements of Rule 144 is not satisfied, registration under the Securities Act, compliance with Regulation A, or some other registration exemption will be required; and that, notwithstanding the fact that Rule 144 is not exclusive, the Staff of the SEC has expressed its opinion that persons proposing to sell private placement securities other than in a registered offering and otherwise than pursuant to Rule 144 will have a substantial burden of proof in establishing that an exemption from registration is available for such offers or sales, and that such persons and their respective brokers who participate in such transactions do so at their own risk.

                                             (Signature)

                                    By:

                                    Title:

                                    Date: